File No. 70-9545

                 SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.

                           Amendment No. 3

                                 To

                              FORM U-1

                            APPLICATION

                             UNDER THE

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      Energy East Corporation
                           P.O. Box 1196
                 Stamford, Connecticut  06904-1196

                                and

                             Merger Co.
                    c/o Energy East Corporation
                           P.O. Box 1196
                  Stamford, Connecticut 06904-1196

 (Name of company or companies filing this statement and address of principal executive offices)

                         Kenneth M. Jasinski
            Executive Vice President and General Counsel
                    c/o Energy East Corporation
                           P.O. Box 1196
                 Stamford, Connecticut  06904-1196
                     Telephone:  (203) 325-0690

            (Names and addresses of agents for service)

                             Copies to:

          Frank Lee, Esq.                    Adam Wenner, Esq.
          Huber Lawrence & Abell             Vinson & Elkins
          605 Third Avenue                   1455 Pennsylvania Avenue, N.W.
          New York, New York 10158           Washington, D.C.  20004
          Telephone:  (212) 682-6200         Telephone:  (202) 639-6500


     Energy East Corporation ("Energy East") hereby amends its

Application on Form U-1, File No. 70-9545, as previously amended by Amendment No.1 filed December 8, 1999, and Amendment No. 2 filed December 17, 1999, as follows:


1. By adding the following paragraph at the end of Item 1.B.1
(Description of Energy East and Subsidiaries):

     For the twelve months ended September 30, 1999, Energy East's consolidated gross operating revenues were approximately $2,348,310,000. Consolidated assets of Energy East and its subsidiaries as of September 30, 1999, were approximately $4 billion, consisting of $2.1 billion in net utility plant and $1.9 billion in other utility and nonutility assets. Energy East had 115,877,728 and 113,227,228 shares of common stock outstanding at June 30, 1999, and September 30, 1999, respectively.

2. By adding the following paragraph after the second paragraph of
Item 1.B.2 (Description of Connecticut Energy and Subsidiaries):

     For the twelve months ended September 30, 1999, Connecticut Energy's consolidated gross operating revenues were approximately $228,296,000. Consolidated assets of Connecticut Energy and its subsidiaries as of September 30, 1999, were approximately $475 million, consisting of $278 million in net utility plant and $197 million in other utility and nonutility assets. Connecticut Energy had 10,387,615 and 10,362,127 shares of common stock outstanding at June 30, 1999, and September 30, 1999, respectively.


3. By adding the following paragraphs at the end of Item
3.A.2.b(iii) (Economies and Efficiencies):


     Energy East and Connecticut Energy are in the process of identifying additional opportunities for the combined company to achieve administrative savings in such areas as accounting, tax, purchasing, legal, planning, human resources (including employee benefits plan management), information services, financial services, and regulatory relations.

          (a)  Corporate Operations

     The companies anticipate Transaction-related savings in areas where costs are relatively fixed and do not vary with an increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, customer service, accounting, human resources and information services.

          (b)  Administration

     Savings will be realized through cost avoidance in those areas where Energy East and Connecticut Energy incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Eight such areas have been identified: administrative and general overhead; benefits administration; insurance; shareholder services; advertising; association dues; directors' fees; and vehicles. Achieving cost savings through greater efficiencies will permit each of the operating utilities to offer more competitively-priced natural gas service and energy-related products and services than would otherwise be possible.

          (c)  Non-Gas Supply Purchasing Economies

     Savings will be realized through increased order quantities and the enhanced utilization of inventory for materials and supplies. Currently, Energy East and Connecticut Energy independently maintain separate purchasing departments responsible for maintaining materials and supplies used by employees at various locations. In addition, both companies procure contract services independently. As a direct result of the Transaction, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.

          (d)  Gas Supply

     As discussed in more detail above, savings will be realized through the bundling of natural gas purchases in the form of larger quantities or volumes. It is anticipated that Energy East will be able to take advantage of commodity savings based on higher total volumes of natural gas acquisition.

     Savings from these sources will be offset by the costs that must be incurred for activities essential to achieving the savings. The companies have formed a Transition Steering Team, which will diligently pursue ways in which to avoid or minimize such offsetting costs.

          (e)  Additional Expected Benefits

     In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

  - Increased Scale-- As competition intensifies within the natural gas industry, the companies believe scale will be one dimension that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The Transaction is expected to improve the profitability of the combined company by adding approximately 158,000 customers to Energy East's existing customer base and providing increased economies of scale in all of these areas.

  - More Balanced Customer Base-- The Transaction will create a larger company with a more diverse customer base. This should reduce Energy East's exposure to adverse changes in any sector's economic and competitive conditions.

  - Financial Flexibility-- By creating a company with a larger market capitalization, the Transaction should improve Energy East's overall credit quality and liquidity of the securities and therefore improve Energy East's ability to fund continued growth.

  - Regional Platform for Growth-- The combination of Energy East and Connecticut Energy will help to create a regional platform for growth in the northeastern United States. Energy East plans to expand relationships with existing customers and to develop relationships with new customers in the region. Energy East will use its combined distribution channels to market a portfolio of energy-related products throughout the region and will follow regional relationships to other geographical areas.


                            SIGNATURE

Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Amendment No. 3 to be signed on their behalf by the undersigned thereunto duly authorized.


                              Energy East Corporation


Date: December 22, 1999       By /s/ Kenneth M. Jasinski
                                     Kenneth M. Jasinski
                                     Executive Vice President
                                     and General Counsel


                              Merger Co.


Date: December 22, 1999       By /s/ Kenneth M. Jasinski
                                     Kenneth M. Jasinski
                                     Vice President, Secretary
                                     and Treasurer